Exhibit 17.1

RESIGNATION LETTER

June 29, 2009

To the Shareholders and Board of Directors of
Explortex Energy Inc.

Gentlemen:

This letter shall serve as notice that as of the date hereof, I hereby resign from the Board of Directors of Explortex Energy Inc. (the "Corporation") and from all offices that I hold. My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely, /s/ Jack Lennon Jack Lennon